Exhibit 99.1

TechFaith Reports 3Q15 Financial Results; Appoints New Director to Board

Beijing, China, November 25, 2015 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited condensed consolidated financial results for the quarter ended September 30, 2015. The Company also announced the appointment of Mr. Hongwei Zhao to the Company’s Board of Directors, effective immediately. Mr. Zhao replaces Mr. Tom Zhang as an independent director of the Company.

Third Quarter 2015 Financial Highlights

For the third quarter of 2015, TechFaith reported total net revenues of US$7.6 million compared to US$23.6 million in the second quarter of 2015 and US$22.1 million in the third quarter of 2014. The Company incurred a US$2.35 million inventory obsolescence charge in the third quarter of 2015 in relation to the Company’s mobile handset business, which negatively impacted its gross margin and net income. As a result, gross margin for the third quarter of 2015 was negative 6.7% compared to 11.9% in the second quarter of 2015 and 7.7% in the third quarter of 2014. Net loss attributed to TechFaith for the third quarter of 2015 was US$5.4 million, or US$0.10 per basic and diluted weighted average outstanding American Depositary Share (ADS), compared to a net loss of US$1.8 million, or US$0.03 per basic and diluted weighted average outstanding ADS, in the second quarter of 2015 and a net loss of US$4.6 million, or US$0.09 per basic and diluted weighted average outstanding ADS, in the third quarter of 2014.

Miss Ouyang Yuping, TechFaith Chief Financial Officer, said: “The third quarter of 2015 developed as expected with revenues in line with our guidance. Rental income for the third quarter of 2015 was US$1.2 million, representing 15.2% of total revenue, as compared to US$1.3 million or 5.7% of total revenue in the second quarter of 2015. We expect rental income to continue to increase in the coming year as additional space becomes available to lease. The inventory obsolescence charge in the third quarter was a result of our ongoing evaluation of business options and operating costs for our low margin mobile handset business. We reviewed our existing inventory this past quarter and wrote off certain components and devices deemed obsolete in today’s market, as required under generally accepted accounting practices.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “We remain very confident in our long-term prospects due to our significant progress in our real estate business in Beijing and Hangzhou, where commercial properties continue to perform well. We are moving more exclusively in the direction of developing industrial real estate due to the compelling financial opportunities. We have made considerable progress in the rental of our Hangzhou and Shenyang Technology Parks, which, as we previously announced, are at 95% and full occupancy rates, respectively. This healthy lease activity increases the confidence we have in our Beijing Xi-Hong Men Technology Park and our broader real estate business. We are also looking at other ways we can leverage our real estate properties as a platform for growth in other areas, such as potentially hosting an incubator for start-up technology companies within our premises. We intend to proceed cautiously on any such new venture and target to carefully limit our risk exposure in any such potential investment.”

During the nine months ended September 30, 2015, the Company invested US$146.8 million in its real estate projects. At September 30, 2015, the Company had a balance of non-mobile related real estate, fixed assets, construction in progress and advances of US$308.7 million included in plant, property and equipment and other non-current assets, as noted within the attached unaudited condensed consolidated balance sheet.

Appointment of Mr. Hongwei Zhao to Board of Directors

The Company also announced the appointment of Mr. Hongwei Zhao to the Company’s Board of Directors, effective immediately. Mr. Zhao replaces Mr. Tom Zhang as an independent director, a position which Mr. Zhang has held since 2006 and resigned as of the date hereof. Mr. Zhao will also serve as a member of the Compensation Committee and Corporate Governance and Nominating Committee of the Company’s Board of Directors.

Mr. Zhao brings 18 years of management expertise with a strong background in establishing entrepreneurial business incubator services in China and also has in-depth experience in attracting tenants to commercial properties based on different industries. He currently serves as Chairman of the Beijing Zhongguancun International Incubator Park, a leading platform for many successful technology startups in Beijing. Mr. Zhao holds a Master’s Degree in Economics and Management from Capital University of Business and Economics in China.

“We appreciate the many contributions Mr. Zhang has made to TechFaith and its Board since 2006 and wish him well,” said Mr. Defu Dong, Chairman of TechFaith. “Our business has changed dramatically from its initial focus as an outsourced mobile phone design house into one focused on the more stable, profitable commercial real estate market. We are pleased that Mr. Zhao has agreed to join our Board at this important juncture in the Company’s evolution. His direct experience in developing commercial real estate is closely aligned with our management’s current strategic focus and TechFaith’s expected future growth drivers. Mr. Zhao’s background and perspective will make him a valued resource to the Company as we work to accelerate development of our company’s real estate pipeline and as TechFaith monetizes available but unoccupied properties.”

Fourth Quarter of 2015 Outlook

TechFaith currently expects its total net revenues for the fourth quarter of 2015 to be in the range of US$6.0 million to US$8.0 million. This forecast represents TechFaith’s current and preliminary view, which is subject to change.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, November 25, 2015 at 8:00 a.m. U.S. Eastern Time (9:00 p.m., Wednesday, November 25, 2015 in Beijing) using the following dial-in numbers: +1-866-519-4004 or +1-845-675-0437. The conference call passcode is: 83661202. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-646-254-3697, using the following passcode: 83661202. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: +86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1-914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Three Months Ended	Three Months Ended		Nine Months Ended
	June 30	September 30		September 30
	2015	2015	2014	2015	2014

Revenues:
ODP

Third parties	$19,041	$5,364	$15,349	43,692	$57,435

Related party	—	486	—	486	—
Brand name phone sales

Third parties	3,225	26	6,117	7,907	13,292

Related party	—	558	—	558	—

Real estate	1,341	1,152	618	3,259	1,836

Total net revenues	$23,607	$7,586	$22,084	$55,902	$72,563

Cost of revenues:
ODP

Third parties	$17,046	$6,464	$13,907	41,304	$52,513

Related party	—	559	—	559	—
Brand name phone sales

Third parties	3,476	208	6,266	8,156	12,969

Related party	—	556	—	556	—
Real estate	278	305	217	795	690

Total cost of revenues	$20,800	$8,092	$20,390	$51,370	$66,172

Gross Profit (loss)	$2,807	($506)	$1,694	$4,532	$6,391

Operating expenses:
General and administrative, including real estate operating expenses	$1,754	$2,202	$1,472	$6,905	$5,019
Research and development	2,110	2,259	2,281	6,179	5,547
Selling and marketing	399	286	2,244	1,081	6,942

Total operating expenses	$4,263	$4,747	$5,997	$14,165	$17,508

Government subsidy income	34	—	4	35	95

Other operating income	11	16	22	27	22

Loss from operations	$(1,411)	$(5,237)	$(4,277)	$(9,571)	$(11,000)
Interest expense	(268)	(181)	(145)	(666)	(396)
Interest income	146	9	425	316	1,302

Other expense	(2)	(61)	—	(63)	2
Change in fair value of put option	(60)	(30)	(60)	(120)	(150)

Loss before income taxes	$(1,595)	$(5,500)	$(4,057)	$(10,104)	$(10,242)

Income tax expenses	(305)	—	(22)	(305)	(142)

Net loss	$(1,900)	$(5,500)	$(4,079)	$(10,409)	$(10,384)
Less: net income (loss) attributable to the non-controlling interest	(69)	(123)	510	(52)	(817)

Net loss attributable to TechFaith	$(1,831)	$(5,377)	$(4,589)	$(10,357)	$(9,567)

Net loss attributable to TechFaith per share
Basic	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Diluted	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net loss attribute to TechFaith per ADS
Basic	$(0.03)	$(0.10)	$(0.09)	$(0.20)	$(0.18)

Diluted	$(0.03)	$(0.10)	$(0.09)	$(0.20)	$(0.18)

Net loss	$(1,900)	$(5,500)	$(4,079)	$(10,409)	$(10,384)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(308)	(8,037)	3,783	(8,122)	(5,025)

Comprehensive loss	(2,208)	(13,537)	(296)	(18,531)	(15,409)

Less: Comprehensive income (loss) attributable to non-controlling interest	(53)	(974)	887	(888)	(1,279)

Comprehensive loss attributable to TechFaith	$(2,155)	$(12,563)	$(1,183)	$(17,643)	$(14,130)

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	September 30, 2015	June 30, 2015	December 31, 2014

Assets
Current assets:
Cash and cash equivalents	$8,332	$11,640	$170,960
Restricted cash	4,720	4,839	4,835
Accounts receivable, net of allowances of $1,296, $1,269 and $599 as of September 30, 2015, June 30, 2015 and December 31, 2014, respectively	25,205	23,145	10,004
Accounts receivable due from a related party, net of allowances of $nil as of September 30, 2015	553	—	—
Notes receivable, net	—	—	429
Inventories, net	8,020	11,102	10,096
Prepaid expenses and other current assets	35,433	29,453	28,151
Assets held for sale	11,665	11,958	11,949

Total current assets	$93,928	$92,137	$236,424

Property, plant and equipment, net, including CIP	200,022	$196,102	$143,661
Land use rights, net	9,842	10,144	10,247
Acquired intangible assets, net	8,188	7,782	5,529
Other non-current assets	107,836	122,036	21,639

Total assets	$419,816	$428,201	$417,500

Liabilities and equity
Current liabilities:

Accounts payable	12,766	13,797	15,377
Accounts payable due to a related party	19	—	—
Notes payable	9,440	9,677	9,670
Due to related parties	613	443	178
Short-term loans	11,132	11,532	14,734
Accrued expenses and other current liabilities	53,403	46,760	24,199
Advance from customers	8,966	8,437	8,602
Advance from a related party	818	—	—
Deferred revenue	9,312	9,702	9,685
Income tax payable	397	570	452
Put option liability	2,160	2,130	2,040

Total current liabilities	$109,026	$103,048	$84,937

Long-term loans	1,077	1,903	4,319

Total liabilities	$110,103	$104,951	$89,256

Equity

Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193, 794,003,193 and 794,003,193 shares issued and outstanding as of September 30, 2015, June 30, 2015 and December 31, 2014, respectively)	$16	$16	$16
Additional paid-in capital	144,836	144,836	144,836
Accumulated other comprehensive income	40,782	47,968	48,068
Statutory reserves	23,755	23,755	23,755
Retained earnings	66,596	71,973	76,953

Total Techfaith shareholders’ equity	$275,985	$288,548	$293,628

Non-controlling interest	$33,728	$34,702	$34,616

Total equity	$309,713	$323,250	$328,244

Total liabilities and equity	$419,816	$428,201	$417,500